Exhibit 99.1

NEWS RELEASE

NEW PACIFIC REPORTS FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED JUNE 30, 2025

VANCOUVER, BRITISH COLUMBIA – SEPTEMBER 3, 2025: New Pacific Metals Corp. (“New Pacific” or the “Company”) reports its financial results for the three months and year ended June 30, 2025. All figures are expressed in US dollars unless otherwise stated.

FISCAL 2025 HIGHLIGHT

  The Company filed an independent Preliminary Economic Assessment technical report for its Carangas Project (the "Carangas PEA Technical Report") on November 15, 2024. The Carangas PEA Technical Report is effective September 5, 2024 and was independently prepared by RPMGlobal Limited ("RPMGlobal") in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Highlights of the Carangas PEA Technical Report are as follows:

    Post-tax net present value ("NPV") (5%) of $501 million and internal rate of return ("IRR") of 26% at a base case price of $24.00/ounce ("oz") silver, $1.25/pound ("lb") zinc, and $0.95/lb lead;

    16-year life of mine ("LOM"), excluding 2-years of pre-production, producing approximately 106 million oz ("Moz") of payable silver, 620 million lbs ("Mlbs") of payable zinc and 382 Mlbs of payable lead;

    Initial capital costs of $324 million and a post-tax paybacks of 3.2 years;

    Average LOM all-in sustaining cost ("AISC") of $7.60/oz silver, net of by-products; and

    Approximately 500 direct permanent jobs to be created from the Carangas Project.

  The Company has taken steps to address the presence of artisanal and small-scale miners ("ASMs") in areas of the Silver Sand Project since 2023. On June 25, 2025, through a formal judicial resolution process in Bolivia, the Departmental Court of Justice of La Paz granted an amparo (a constitutional protection action) (the "Amparo") to the Company that provides the Silver Sand Project with immediate and long-term protection against any kinds of encroachment and illegal mining activities. Since July 1, 2025, the ASMs' have stopped their mining activities and withdrawn from the Silver Sand Project area and the Company has successfully regained access to the area and established a temporary camp. Survey and inspection work has been performed in the area to measure the extent of the impact of the ASMs' activities on the Silver Sand Project's mineral resources, preliminary results indicate the mineralized material extracted is not material.

  On August 30,2025, the Carangas community discussed the economic, environmental, and social impacts of the Carangas Project to their community during their community assembly meeting. At the end of the meeting, the Carangas community voted in favor of the Carangas Project and the presence of the Company in the community area to carry out permitting and development activities as a whole.

  On April 15, 2025, the Company appointed Mr. Jalen Yuan as interim Chief Executive Officer ("CEO"), and Mr. Chester Xie as interim Chief Financial Officer ("CFO").

FINANCIAL RESULTS

Net loss attributable to equity holders of the Company for the three months and year ended June 30, 2025 was $0.89 million and $3.76 million or $0.01 per share and $0.02 per share, respectively (three months and year ended June 30, 2024 - net loss of $1.48 million and $6.02 million or $0.01 and $0.04 per share, respectively). The Company's financial results were mainly impacted by the following items:

  Working Capital: As of June 30, 2025, the Company had working capital of $16.17 million.

  Operating expenses for the three months and year ended June 30, 2025 was $1.42 million and $5.98 million respectively (three months and year ended June 30, 2024 - $1.53 million and $6.94 million, respectively).

  Income from investments for the three months and year ended June 30, 2025 was $0.13 million and $0.79 million, respectively (three months and year ended June 30, 2024 - $0.32 million and $1.06 million, respectively).

  Gain on disposal of property, plant and equipment for the three months and year ended June 30, 2025 was $nil and $nil, respectively (three month and year ended June 30, 2024 - $nil and $0.05 million, respectively).

  Provision for credit loss for the three months and year ended June 30, 2025 was $nil and $nil, respectively (three months and year ended June 30, 2024 - $0.27 million and $0.27 million, respectively).

  Foreign exchange gain for the three months and year ended June 30, 2025 was $0.39 million and $1.41 million, respectively (three month and year ended June 30, 2024 - $(0.01) million and $0.08 million, respectively).

PROJECT EXPENDITURE

The following schedule summarized the expenditure incurred by category for each of the Company’s projects for relevant periods:

Cost	Silver Sand	Carangas	Silverstrike	Total
Balance, July 1, 2023	$86,135,820	$18,137,910	$4,862,942	$109,136,672
Capitalized exploration expenditures
Reporting and assessment	999.402	408,874	-	1,408,276
Drilling and assaying	47,217	23,894	-	71,111
Project management and support	1,765,297	1,079,177	63,919	2,908,393
Camp service	249,764	241,945	36,754	528,463
Permit and license	33,073	9,308	-	42,381
Value added tax receivable	112,332	31,061	979	144,372
Foreign currency impact	(365,571)	(78,127)	(30,039)	(473,737)
Balance, June 30, 2024	$88,977,334	$19,854,042	$4,934,555	$113,765,931
Capitalized exploration expenditures
Reporting and assessment	94,894	190,352	-	285,246
Drilling and assaying	342	6,763	5,125	12,230
Project management and support	1,155,235	889,034	37,828	2,082,097
Camp service	179,873	295,804	17,033	492,710
Permit and license	12,606	47,818	-	60,424
Value added tax receivable	109,086	44,020	2,046	155,152
Foreign currency impact	51,499	26,018	3,058	80,575
Balance, June 30, 2025	$90,580,869	$21,353,851	$4,999,645	$116,934,365

SILVER SAND PROJECT

For the three months and year ended June 30, 2025, total expenditures of $0.32 million and $1.56 million, respectively (three months and year ended June 30, 2024 - $1.02 million and $3.21 million, respectively) were capitalized under the project.

CARANGAS PROJECT

For the three months and year ended June 30, 2025, total expenditures of $0.32 million and $1.47 million, respectively (three months and year ended June 30, 2024 - $0.47 million and $1.79 million, respectively) were capitalized under the project.

SILVERSTRIKE PROJECT

For the three months and year ended June 30, 2025, total expenditures of $0.02 million and $0.06 million, respectively (three months and year ended June 30, 2024 - $0.02 million and $0.10 million, respectively) were capitalized under the project.

MANAGEMENT DISCUSSION AND ANALYSIS

This news release should be read in conjunction with the Company’s management discussion and analysis and the audited consolidated financial statements and notes thereto for the corresponding period, which have been filed with the Canadian Securities Administrators and are available under the Company’s profile on SEDAR+ at www.sedarplus.ca,on EDGAR at www.sec.gov and on the Company’s website at www.newpacificmetals.com.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with three precious metal projects in Bolivia. The Company’s flagship Silver Sand project has the potential to be developed into one of the world’s largest silver mines. The Company is also advancing its robust, high-margin silver-lead-zinc Carangas project. Additionally a discovery drill program was completed at Silverstrike in 2022.

For further information, please contact:

Peter Lekich, VP Investor Relations
New Pacific Metals Corp. Phone: (604) 633-1368 Ext. 223
1750 – 1066 Hastings Street, Vancouver, BC V6E 3X1, Canada
U.S. & Canada toll-free: 1 (877) 631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive the Company news by e-mail, please register using New Pacific’s website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT

The results of the Preliminary Economic Assessment prepared in accordance with NI 43-101 titled "Carangas Deposit - Preliminary Economic Assessment" with an effective date of September 5, 2024 and prepared by certain qualified persons associated with RPMGlobal (the "Carangas PEA") are preliminary in nature and are intended to provide an initial assessment of the Project's economic potential and development options. The Carangas PEA mine schedule and economic assessment includes numerous assumptions and is based on both Indicated and Inferred Mineral Resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary economic assessments described herein will be achieved or that the Carangas PEA results will be realized. The estimate of Mineral Resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral resources are not Mineral Reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the Inferred Mineral Resources to be considered in future advanced studies. RPMGlobal (mineral resource, infrastructure, tailings, water management, environmental and financial analysis) was contracted to conduct the Carangas PEA in cooperation with Moose Mountain Technical Services (mining), and JJ Metallurgical Services (Metallurgy). The qualified persons for the Carangas PEA for the purposes of NI 43-101 are Mr. Marcelo del Giudice, FAusIMM, Principal Metallurgist with RPMGlobal, Mr. Pedro Repetto, SME, P.E., Principal Civil/Geotechnical Engineer with RPMGlobal, Mr. Gonzalo Rios, FAusIMM, Executive Consultant - ESG with RPMGlobal, Mr. Jinxing Ji, P.Eng., Metallurgist with JJ Metallurgical Services, and Mr. Marc Schulte, P.Eng., Mining Engineer with Moose Mountain Technical Services., in addition to Mr. Anderson Candido, FAusIMM, Principal Geologist with RPMGlobal who estimated the Mineral Resources. All qualified persons for the Carangas PEA have reviewed the disclosure of the Carangas PEA herein. The Carangas PEA is based on the Carangas MRE, which was reported on September 5, 2023. The effective date of the Carangas MRE is August 25, 2023. Mineral Resources are constrained by an optimized pit shell at a metal price of US$23.00/oz Ag, US$1,900.00/oz Au, US$0.95/lb Pb, US$1.25/lb Zn, recovery of 90% Ag, 98% Au, 83% Pb, 58% Zn and Cut-off grade of 40 g/t AgEq. Assumptions made to derive a cut-off grade included mining costs, processing costs, and recoveries were obtained from comparable industry situations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to, statements regarding: the Company’s financial results; anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; inferred, indicated or measured mineral resources or mineral reserves on the Company’s projects, including, but not limited to, the Silver Sand PFS Technical Report; the anticipation that the Company will file a Preliminary Economic Assessment in respect of its Carangas project; the timing of receipt of permits and regulatory approvals; and estimates of the Company’s revenues and capital expenditures.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading “Risk Factors” in the Company’s annual information form for the year ended June 30, 2023 and its other public filings. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company’s ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with the Corporacion Minera de Bolivia by the Plurinational Legislative Assembly of Bolivia; the ability of the Company’s Bolivian partner to convert the exploration licenses at its Carangas project to administrative mining contracts; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements adopted by the United States Securities and Exchange Commission.

Accordingly, information contained in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the Company’s annual information form, can be obtained under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.newpacificmetals.com.